Exhibit 99.1



Invitation to the
Annual General Meeting of Alcon, Inc.

_____

Thursday, May 20, 2010, 2:00 p.m. (doors open at 1:00 p.m.)
Congress Center Metalli at the Parkhotel Zug, CH-6304 Zug, Switzerland

Agenda

1. Approval of the 2009 Annual Report and Accounts of Alcon, Inc. and the
    2009 Consolidated Financial Statements of Alcon, Inc. and Subsidiaries

2. Appropriation of Available Earnings and Proposed Dividend to Shareholders
    for the Financial Year 2009

3. Discharge of the Members of the Board of Directors for the Financial Year 2009

4. Election of the Auditors

5. Election of the Special Auditors

6. Amendments to the Articles of Association

7. Elections to the Board of Directors

April 8, 2010

Dear Shareholder:

On behalf of our Board of Directors, we would like to invite you to the Annual General Meeting of Shareholders of Alcon, Inc. to be held at the Congress Center Metalli, Zug, Switzerland, on Thursday, May 20, 2010. Various items are proposed for approval at the meeting. The agenda and related information are set out below.

Your vote is important. If you are a registered holder, please vote now by proxy so that your shares are represented at the meeting. You can vote your shares by marking your choices on the enclosed proxy card, and then signing, dating and mailing it in the enclosed envelope or by following the Internet or telephone voting instructions on the proxy card. Using any of these methods, you authorize Alcon, Inc. to vote your shares as you specified. If you authorize Alcon, Inc. to vote your shares without giving any instructions, your shares will be voted in accordance with the proposals of the Board of Directors with regard to the items listed on the agenda. If new proposals (other than those on the agenda) are being put forth before the meeting, the Alcon, Inc. representative will vote your shares in accordance with the position of the Board of Directors. Proxy forms must be sent to the Company in the enclosed envelope, arriving no later than May 13.

If you are a registered holder, you may also authorize the independent representative, Ms. Andrea Hodel, Attorney-At-Law, Zug, Switzerland, with full rights of substitution, to vote your shares on your behalf. Ms. Hodel's address is: Industriestrasse 13c, CH-6304 Zug, Switzerland. If you authorize the independent representative to vote your shares without giving instructions, your shares will be voted in accordance with the proposals of the Board of Directors with regard to the items listed on the agenda. If new proposals (other than those on the agenda) are being put forth before the meeting, the independent representative will abstain from voting your shares with regards to any such new proposals. Proxy forms authorizing the independent representative to vote your shares on your behalf must be sent to the Company in the enclosed envelope or directly to the independent representative, arriving no later than May 13.

Alternatively, if you are a registered holder, you may choose to attend the meeting and vote in person, or appoint a proxy of your choice to vote at the meeting for you. The proxy need not be a shareholder. If you choose to attend the meeting in person, or appoint a proxy to attend on your behalf, your shares can only be voted at the meeting. To select one of these options, please complete the attendance portion of the enclosed proxy card and return it to the Company in the enclosed envelope, arriving no later than May 13.

If you are a beneficial owner, you are requested to instruct your broker or custodian as to how to vote your shares using the instruction form provided to you. You may also instruct your broker or custodian to authorize the independent representative to vote your shares. Alternatively, if you wish to vote in person then you need to:

a) obtain a power of attorney from your broker or other custodian authorizing you to vote the shares held for you by that broker or custodian, and request an admission card using the power of attorney; or

b) become a registered holder no later than April 30, and request an admission card by that date.

Each holder wishing to attend the meeting in person must present his/her admission card before 1:45 p.m. on May 20, 2010, at one of the control offices at the meeting location for validation. Doors open at 1:00 p.m. **Registered shareholders who have appointed Alcon, Inc. or the independent representative as a proxy and beneficial owners who have not obtained a power of attorney from their broker or custodian may not attend the meeting in person or send an alternate proxy of their choice to represent them at the meeting.**

Please note that shareholders who have sold their shares before the meeting date are not entitled to vote or participate in the meeting.

Very sincerely yours,
Alcon, Inc.

Cary Rayment   Elaine Whitbeck, Esq.
Chairman   *Corporate Secretary*
                                                        and General Counsel

Shareholder Information

Stock exchange listings

The shares of Alcon, Inc. are listed on the New York Stock Exchange (NYSE) under the symbol "ACL."

Registered office

Alcon, Inc., Bösch 69, P.O. Box 62, CH-6331
Hünenberg, Switzerland
Telephone +41-41 785-8888

Further information

For any additional information about Alcon, Inc., please contact Alcon Investor Relations, 6201 South Freeway, MCT7-5, Fort Worth, Texas, 76134-2099, Telephone (800) 400-8599, E-mail investor.relations@alconlabs.com or visit our web site at www.alcon.com.

Important dates

April 27, 2010
Announcement of first quarter 2010 earnings

May 20, 2010
Annual General Meeting

May 26, 2010
Record date for payment of dividend

May 27, 2010 – June 2, 2010
Currency election period

June 9, 2010
Payment of dividend

July 27, 2010
Announcement of second quarter 2010 earnings

October 26, 2010
Announcement of third quarter 2010 earnings

February 15, 2011
Announcement of fourth quarter 2010 earnings (date may be subject to change)

May 19, 2011
Next Annual General Meeting

Item 1

Approval of the 2009 Annual Report and Accounts of Alcon, Inc. and the
2009 Consolidated Financial Statements of Alcon, Inc. and Subsidiaries

A. Proposal

The Board of Directors proposes that the 2009 Annual Report and Accounts of Alcon, Inc. and the 2009 Consolidated Financial Statements of Alcon, Inc. and Subsidiaries be approved.

B. Explanations

The Alcon, Inc. 2009 Financial Report containing the Company's audited consolidated financial statements with accompanying notes and required Swiss disclosures and its audited Swiss statutory financial statements prepared in accordance with Swiss law is available in the Investors & Media section of the Company's web site at www.alcon.com. Copies of this document may be obtained without charge by contacting Alcon Investor Relations either by phone or in writing at the address indicated above. Copies are also available for physical inspection at the Alcon, Inc. registered office.

Item 2

Appropriation of Available Earnings and Proposed
Dividend to Shareholders for the Financial Year 2009

A. Proposal

The Board of Directors proposes that Alcon, Inc. earnings be appropriated, and a dividend be paid to shareholders, as follows:

Profit carried forward from the financial year 2008	CHF	1,338,134,883
Profit for the financial year 2009 as per the income statement	CHF	1,409,712,910
Allocation to Dividends: **CHF 3.95 per share**	CHF	1,207,914,207
Balance to be carried forward	CHF	1,539,933,586

B. Explanations

The Board of Directors proposes a dividend of CHF 3.95 (approximately USD 3.70 based on the USD/CHF exchange rate in effect on February 17, 2010) per share for the financial year 2009. The dividend, net of Swiss withholding taxes, will be paid out on June 9, 2010, to all shareholders of record as of May 26, 2010. Dividend payments will be made in USD converted at the USD/CHF exchange rate on June 7, 2010, unless shareholders timely elect to receive dividends in CHF. The election period will commence May 27, 2010 and expire on June 2, 2010, at 4:00 p.m. (EDT). Elections must be sent in writing to the following address:

BNY Mellon Shareowner Services
Attn: Kerri Shenkin
480 Washington Boulevard
29th Floor
Jersey City, NJ 07310 USA
Fax number: (201) 680-4604

Elections must be renewed each year.

The CHF 1,207,914,207 allocated to dividends above includes CHF 23,463,000 representing the net additional dividends that would be payable if all vested stock options and share-settled stock appreciation rights were exercised and restricted shares and restricted share units vested in 2010 prior to the record date for the dividend payment after giving effect to repurchases of Alcon, Inc. shares through the dividend record date of May 26, 2010. Dividends associated with stock options and share-settled stock appreciation rights which are not exercised by the dividend record date and with any shares acquired by Alcon, Inc. and subsidiaries in 2010 and held in Treasury on the dividend record date, will be transferred to retained earnings.

Item 3

Discharge of the Members of the Board of Directors for the Financial Year 2009

A. Proposal

The Board of Directors proposes that discharge be granted to the members of the Board of Directors for the financial year 2009.

B. Explanations

Under Swiss statutory law, the Board of Directors may seek discharge from the shareholders upon approval by the shareholders of the annual financial statements. If discharge is granted, the corporation and those shareholders who have voted in favor of discharge cannot assert any claims based on Swiss corporation law for directors' liability with respect to matters then known to the shareholders. The right to assert liability claims still exists, however, with respect to matters not known to the shareholders on the date on which discharge was granted.

Item 4

Election of the Auditors

A. Proposal

The Board of Directors proposes that KPMG AG, Zug ("KPMG AG"), be re-elected as the Company Auditors for a one-year term of office.

B. Explanations

KPMG AG has confirmed its willingness to be appointed as the Auditors. To the extent necessary in connection with a review of the U.S. GAAP financial statements of Alcon, Inc., KPMG AG will draw on the expertise and the resources of KPMG LLP, Fort Worth, Texas (USA). KPMG LLP will also be retained for the filings to be made by Alcon, Inc. with the U.S. regulatory authorities.

KPMG AG has confirmed to the audit committee of the Alcon, Inc. Board of Directors that it possesses the level of independence required by Swiss statutory law to take on this role, and KPMG LLP has further confirmed that it satisfies the requirements in terms of independence imposed by the U.S. Securities and Exchange Commission ("SEC").

Item 5

Election of the Special Auditors

A. Proposal

The Board of Directors proposes that OBT AG, Zürich, be re-elected as Special Auditors for a one-year term of office.

B. Explanations

Article 27 of the Alcon, Inc. Articles of Association allows for appointment of a special auditing firm to be entrusted with the examinations required under applicable law in connection with capital increases. OBT AG has confirmed its willingness to be reappointed as special auditors.

Item 6
Amendments to the Articles of Association

A.   Proposals

(i) The Board of Directors proposes to delete article 6 of the Articles of Association and to replace it in its entirety with the following:

Artikel 6: Aktien	**Article 6**: **Shares**
[1] Die Gesellschaft gibt ihre Namenaktien in Form von Einzelurkunden, Globalurkunden oder Wertrechten aus. Der Gesellschaft steht es im Rahmen der gesetzlichen Vorgaben frei, ihre in einer dieser Formen ausgegebenen Namenaktien jederzeit und ohne Zustimmung der Aktionäre in eine andere Form umzuwandeln. Sie trägt dafür die Kosten.	[1] The Company may issue its registered shares in the form of single certificates, global certificates and uncertificated securities. Under the conditions set forth by statutory law, the Company may convert its registered shares from one form into another form at any time and without the approval of the shareholders. The Company shall bear the cost of any such conversion.
[2] Aktionäre haben keinen Anspruch auf Umwandlung von in bestimmter Form ausgegebenen Namenaktien in eine andere Form. Jeder Aktionär kann jedoch von der Gesellschaft jederzeit die Ausstellung einer Bescheinigung über die von ihm gemäss Aktienbuch gehaltenen Namenaktien verlangen.	[2] Shareholders have no right to demand a conversion of the form of the registered shares. Each shareholder may, however, at any time request a written confirmation from the Company of the registered shares held by such shareholder, as reflected in the share register.
[3] Bucheffekten, denen Namenaktien der Gesellschaft zugrunde liegen, können nicht durch Zession übertragen werden. An diesen Bucheffekten können auch keine Sicherheiten durch Zession bestellt werden.	[3] Intermediated securities based on registered shares of the Company cannot be transferred by way of assignment. A security interest in any such intermediated securities also cannot be granted by way of assignment.

(ii) The Board of Directors further proposes to amend article 20 para. 1, 2 and 3 of the Articles of Association as follows (proposed changes are marked):

Artikel 20: Amtsdauer

[1] Die Verwaltungsratsmitglieder werden für eine Amtsdauer von drei Jahren gewählt. Mitglieder, deren Amtsdauer abgelaufen ist, sind wiederwählbar. Die maximale Amtszeit nicht geschäftsführender Mitglieder des Verwaltungsrates beträgt ~~drei~~ vier Amtsperioden.

[2] Jedes Jahr wird der Verwaltungsrat teilweise erneuert. Soweit möglich soll die Anzahl der wiederzuwählenden Verwaltungsratsmitglieder jedes Jahr gleich gross sein und so gewählt werden, dass sich jedes Verwaltungsratsmitglied nach einer Amtsdauer von drei Jahren zur Wiederwahl stellen muss. Der Verwaltungsrat legt die Reihenfolge der Wiederwahl fest, wobei die erste ~~Amtszeit~~ Amtsdauer einiger Verwaltungsräte auch weniger als drei Jahre betragen kann. Unter einem Jahr ist dabei der Zeitabschnitt zwischen zwei ordentlichen Generalversammlungen zu verstehen.

[3] Sollte die Anzahl der Verwaltungsratsmitglieder verkleinert oder vergrössert werden, legt der Verwaltungsrat eine neue Reihenfolge der Wiederwahl fest. In diesem Fall kann die ~~Amtszeit~~ Amtsdauer einiger Verwaltungsräte auch weniger als drei Jahre betragen.

Article 20: Term of office

[1] The members of the Board of Directors shall be elected to serve three-year terms. Members of the Board of Directors whose terms of office have expired shall be eligible for re-election. Non-executive Directors may only be appointed for up to ~~three~~ four terms of office.

[2] Each year the Board of Directors shall be renewed by rotation, to the extent possible in equal numbers and in such manner that, after a period of three years, all members will have been subject to re-election. The Board of Directors shall establish the order of rotation, whereas the first term of office of some members may be less than three years. In this regard, one year shall mean the period between two Ordinary Shareholders' Meetings.

[3] In the event of an increase or a decrease in the number of Directors, the Board of Directors shall establish a new order of rotation. It follows that the term of office of some members may be less than three years.

B.   Explanations

(i) On January 1, 2010, the Federal Intermediated Securities Act (**FISA**) entered into force. The FISA created an express legal foundation for the creation, transfer and pledge of intermediary-held securities. As most Swiss corporations listed on a stock exchange, Alcon, Inc. does not issue paper-form share certificates, but issues its registered shares in book-entry form. With the introduction of the FISA, it is no longer necessary to provide for provisions on the issuance of certificates and the transfer and pledge of shares issued in uncertificated form as set forth in article 6 of the Articles of Association. Accordingly, the Board of Directors proposes to replace article 6 of the Articles of Association to align Alcon, Inc.'s Articles of Association with the new legal situation.

(ii)   Upon approval of the proposed amendment to the Articles of Association, Non-executive Directors shall be given the possibility to serve up to four terms of office (*i.e.*, maximum 12 years) instead of three terms of office (*i.e.*, maximum 9 years), thereby providing for more stability and continuity within the Board of Directors. The proposed amendment is in line with the provisions of the Swiss Code of Obligations and corporate governance principles. At this occasion, the Board of Directors proposes a minor editorial amendment to the German version of article 20 para. 2 and 3 of the Articles of Association to assure the use of uniform terminology throughout the Articles of Association.

Item 7

Elections to the Board of Directors

A. Proposal

The Board of Directors proposes that each of Werner Bauer, Francisco Castañer and Lodewijk J.R. de Vink be re-elected to the Board of Directors for a three-year term of office.

B. Explanations

Werner Bauer. Dr. Werner J. Bauer joined the Alcon, Inc. Board in March 2002 and has served as Executive Vice President, Technical, Production, Environment and R&D of Nestlé S.A. since May 2002. Dr. Bauer began his career with Nestlé S.A. in 1990 as Head of Nestlé Research Center in Lausanne, Switzerland. In 1996, he became Head of R&D worldwide. In 1998, he moved to South Africa as Technical Manager for Nestlé South and East Africa and in 2000 he took over the position of Managing Director, Nestlé South and East Africa. Dr. Bauer is chairman and director of Sofinol S.A., Life Ventures S.A. and Nutrition-Wellness Venture AG. Dr. Bauer also serves as a director of L'Oréal S.A. and Uprona (Canada) Ltd. He is a member of the Supervisory Board of Cereal Partners Worldwide (CPW) and Nestlé Deutschland AG. Dr. Bauer is a member of the Board of Trustees of the Bertelsmann Foundation, Germany, a board member of the Swiss Society of Chemical Industries, Switzerland, and a member of the Bertelsmann Verwaltungs Gesellschaft (BVG), Germany.

Francisco Castañer. Francisco Castañer joined the Alcon, Inc. Board in July 2001. Mr. Castañer served as Executive Vice President, Pharmaceutical and Cosmetic Products, Liaison with L'Oréal S.A., Human Resources and Corporate Affairs of Nestlé from 1997 to 2009. In 1987, Mr. Castañer was named Managing Director and in 1991 Vice President of the Board of Nestlé España S.A., holding this position until his transfer to Switzerland and his promotion to Executive Vice President of Nestlé S.A. in June 1997. Prior to 1987, Mr. Castañer was employed in various capacities both in Switzerland and in Spain.   Mr. Castañer began his career with Nestlé in the Market Research Department of Nestlé España S.A. in 1964. Mr. Castañer continues to represent Nestlé S.A. as a director on the boards of Galderma Pharma S.A. and L'Oréal S.A.

Lodewijk J.R. de Vink. Lodewijk J.R. de Vink joined the Alcon, Inc. Board in March 2002. Mr. de Vink has served as Founding Partner of Blackstone Health Care Partners since April 2003. Prior to that, he was Chairman, International Health Care Partners from November 2002-2003, and Chairman, Global Health Care Partners, Credit Suisse First Boston, from November 2000 – September 2002.   Mr. de Vink was formerly Chairman, President and CEO of Warner-Lambert Company. He joined Warner-Lambert as President of International Operations in 1988, was elected President in 1991, and then Chairman and CEO in May 1999. Before Warner-Lambert, Mr. de Vink spent twenty years at Schering-Plough where he held many international assignments, leaving there as President of Schering International. Mr. de Vink is a member of the board of directors of Roche Holding AG and Flamel Technologies S.A. Mr. de Vink is also a member of the European Advisory Council, Rothschild & Cie as well as a Member of Sotheby's International Advisory Board.

Organizational Matters

Admission cards/Voting material

Shareholders who are registered in the share register on **March 24, 2010**, will receive the proxy and admission form (including the voting material) directly from the share registrar of the Company. Beneficial owners of shares will receive an instruction form from their broker or custodian to indicate how they wish their shares to be voted. Beneficial owners who wish to attend the shareholders' meeting in person are requested to obtain a power of attorney from their broker or other custodian that authorizes them to vote the shares held for them by the broker or custodian, and to request an admission card using the power of attorney.

Beneficial owners of shares and shareholders registered in the share register as of **March 24, 2010**, are entitled to vote and may participate in the shareholders' meeting unless they sell their shares before the shareholders' meeting takes place. Each share carries one vote.

Persons who have **acquired** shares after March 24, 2010, but on or before **April 30, 2010,** will receive the proxy and admission form (including the voting material) shortly before the meeting. Shareholders who have acquired shares after that date may not attend the Annual General Meeting of Alcon, Inc. Shareholders who have **sold** their shares before the meeting date are not entitled to vote or participate in the meeting.

Granting of powers of attorney

Registered shareholders who are unable to participate in the shareholders' meeting may appoint as a representative another shareholder, a third party, their bank or a corporate proxy holder. Ms. Andrea Hodel, Attorney-at-Law, Industriestrasse 13c, CH-6304 Zug, Switzerland, is also available as an independent representative, with full rights of substitution, in the sense of article 689c of the Swiss Code of Obligations.

The power of attorney on the application form must be filled in accordingly, signed and returned to the address indicated below or to the independent representative arriving no later than May 13, 2010. Powers of attorney are revocable, but Alcon, Inc. will treat any power of attorney as being valid unless the revocation has been sent in writing to Alcon, Inc. at the address referred to below.

Alcon, Inc.
c/o BNY Mellon Shareowner Services
P.O. Box 3531
S. Hackensack, NJ 07606-9231

Registered shareholders who have appointed Alcon, Inc. or the independent representative as a proxy may not attend the meeting in person or send a proxy of their choice to the meeting.

With regard to the items listed on the agenda and without any explicit instructions to the contrary, the corporate proxy holder and independent representative will vote according to the proposals of the Board of Directors. If new proposals (other than those on the agenda) are being put forth before the meeting, the corporate proxy holder will vote in accordance with the position of the Board of Directors and the independent representative will abstain from voting regarding new proposals. Shareholders who sign and return their power of attorney without indicating a representative will be represented by the corporate proxy holder.

Beneficial owners who have not obtained a power of attorney from their broker or custodian are not entitled to attend or participate in the meeting.

Proxy holders of deposited shares

Proxy holders of deposited shares in accordance with article 689d of the Swiss Code of Obligations are kindly asked to inform the Company of the number of the shares they represent as soon as possible, but no later than May 20, 2010, 1:00 p.m. at the admission office.

Admission office

The admission office opens on the day of the shareholders' meeting at 1:00 p.m. Shareholders are kindly asked to present their admission cards at the entrance.

April 8, 2010